SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT LAUNCHES NEXT GENERATION 3G SERVICES IN INDONESIA

Jakarta, November 29 2006 – PT Indosat Tbk (Indosat) today launched its 3.5G services for Jakarta and Surabaya Area, as part of its 39th Anniversary celebrations. Indosat 3.5 G is with the next generation of 3G technology that  allows customer to enjoy a significantly better quality of voice service, video, and data access/ internet service with speeds up to 3.6 Mbps, or 9 times faster than the general 3G service. Currently, all Indosat node B systems use the HSDPA (High Speed Downlink Packet Access) technology. In doing so Indosat becomes the first 3G operator in Indonesia providing 3G technology that is solely based on HSPDA.

By launching this next generation of 3G services in Indonesia, Indosat is commitment to bring further benefits and innovation to the market. With the launch of our wireless broadband package based on 3G/HSDPA we aim fulfill a growing need from our customers. This service will go a long way in helping us realize our vision of becoming the leading integrated full-network service provider in Indonesia”, said Kaizad B. Heerjee, Deputy President Director Indosat at the 3G launching event in Jakarta.

Through 3.5 G technology, Indosat presents features such as High Speed Data and Internet Access, Mobile TV, Multiplayer games, Video Call, Mobile Video, and Full Track Music Download. These features are able to be enjoyed by customers and potential customers of Indosat Post Paid by sending SMS typing: reg<space>3G, send to 777 from Matrix Card , free of charge.

Indosat 3G is also able to be used by Indosat Blackberry customer through the new Blackberry Handset type 8707 currently release by Indosat with Reserach In Motion (RIM). Through this, Indosat becomes the first 3G operator offering 3G service to  Blackberry customer.

To enjoy Indosat 3G Broadband through High Speed Data and Internet Access, customers can fill in an application form online or off line.

 “All of these services currently are available for  customers in Jakarta and Surabaya area, and will be followed by 8 more cities at the beginning of 2007. These cities include Bandung, Semarang, Yogyakarta, Bali, Medan, Batam, Balikpapan and Makassar. We will continue to expand our coverage based on the acceptance and demand of our service”, said Kaizad.

At its first launch, Indosat’s 3G service will offer various advantages and benefits, such as free 10 minutes/call for Video Call and Mobile TV, 50% discount from normal tariff at the next minutes, free 3G content, Multiplayer games and Full Track Music Dowbload with data access Rp 10/kb for High Speed Internet. These facilities can be enjoyed between Matrix Users, local and long distance call during promotional period until 31 January 2007.

As a 3G operator offerring high speed access, especially for Indosat 3G Broadband, Indosat offers an attractive tariff package. This includes a High Usage Package : to subscribe for 1 Giga of data, the tariff is Rp 150 thousands/ month, Medium Usage Package: to subscribe for 2,5 Giga of data the tariff is Rp 275 thousands/ month. Access capacity usage will be charge at a tariff of Rp 0,5/ Kb. This attractive package which is also a 50% discount from the regular tariff is valid until 31 January 2007.

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Indosat 3G offers the same tariff for Video Call and Voice Call Service, for local and long distance call between Matrix users. Indosat 3G also offer similar High Speed Data and Internet Access Tariff to standard GPRS subscribers. It is hoped that the attractive and competitive tariff will be a major positive for our 3G customers.

Other than the above advantages, as an Indosat 3G customer, the public can also enjoy international roaming facility to countries member of APMA (Asia Pacific Mobile Alliance), such as roaming to Singapore, Japan, Hong Kong, Philipine, Taiwan, South Korea and India.

 “We offer all of these benefits to customers and Indonesia’s telecommunication public as part of our commitment to bring high-value 3G services and useful benefits to Indosat customer, “ continues Kaizad.

Indosat in advance succeed to win tender of providing 3G service, continues by  development of network and other commercial preparation. In September 25 2006, Indosat pass operational test for 3G for Jakarta and Surabaya in November 6, 2006.

According to the commitment of modern licensing to the Government, in the first year, Indosat will be present in at least 2 cities, Jakarta and Surabaya. In the 2 areas, Indosat owns 3G network which has been succeed to be be imlemented, therefore allows Indosat to fasten development of a wider coverage area.

 “We are optimist that Indosat 3G will receive a positive welcome from the public, because the 3G market itself is predicted to develop inline with the economic growth  and lifestyle needs for mobile communications, supported by features, application, network and the availibility of 3G handset in the market”, said Kaizad optimistically.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Division Head Public Relations

PT Indosat

Ph : 62 21 3869225

Fax : 62 21 3804045

Email : adita.irawati@indosat.com

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : December 1, 2006

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director